P.E. 2/11/02

02017088

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2002

IUSACELL GROUP, INC.

(Translation of registrant's name into English)

Prol. Paseo de la Reforma 1236
Col. Santa Fe, Deleg. Cuajimalpa
05438, Mexico D.F.

(Address of principal executive office)

Indicate by check mark whether the registrant files or will fill annual reports under cover of Form 20-F or Form 40-F: Form 20-F __X__ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities and Exchange Act of 1934. Yes __X__ No____

Documents Furnished By the Registrant

1. Press Release of the Registrant dated February 20, 2002

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

GRUPO IUSACELL, S.A. DE C.V.

Date: February 21, 2002

Name: Russell A. Olson
Title: Executive Vice President and Chief Financial Officer

This report on Form 6-K is incorporated by reference into our Registration Statement on Form F-3 filed with the Securities and Exchange Commission on March 22, 2000.

IUSACELL DIGITAL

Investor Contacts:
Russell A. Olson
Chief Financial Officer
011-5255-5109-5751
russell.olson@iusacell.com.mx

Carlos J. Moctezuma
Manager, Investor Relations
011-5255-5109-5780
carlos.moctezuma@iusacell.com.mx

IUSACELL REPORTS SOLID FINANCIAL PERFORMANCE AND EXPANSION OF NATIONAL COVERAGE IN 2001[1]

- **Adjusted 4Q EBITDA nearly doubled from the same period in 2000 to $372 million[2]**
- **The Company closed the acquisition of Grupo Portatel, S.A. de C.V., the A-band cellular carrier in Region 8, and successfully completed a US$100 million rights offering**
- **Commercial PCS services were launched in December in Monterrey and Tijuana**
- **The fourth quarter net loss was reduced to $74 million from the $489 million recorded for the same period in 2000**

Mexico City, February 20, 2001 – Grupo Iusacell, S.A. de C.V. (Iusacell or the Company) [BMV: CEL, NYSE: CEL] today announced revenues of $6,241 million for the year, a 9% increase over 2000, and $1,456 million for the fourth quarter of 2001, a 3% decrease over the same quarter of 2000.

The Company's earnings before interest, taxes, depreciation and amortization (EBITDA) for the year were $2,562 million, including gains from sales of dark fiber optic cable and cellular towers. Excluding these gains, EBITDA for the year was $2,112 million, a 6% increase over 2000 and, as a percentage of sales, EBITDA margin was maintained in 35% in 2001 from the same level in 2000.

For the fourth quarter of 2001, EBITDA was $477 million, including $34 million in gains from the sale of certain cellular towers (see "Tower Sales"). Compared to the fourth quarter of 2000, EBITDA remained unchanged despite higher advertising expenses related to the holiday season promotions, tower rental expense as a result of the leaseback of sold towers and expenses incurred as a result of the consolidation of Region 8.

---

[1] Unless otherwise noted, all monetary figures are in Mexican Pesos and restated as of December 31, 2001 in accordance with Mexican GAAP, except for ARPU (which is in nominal pesos). The symbols "$" and "US$" refer to Mexican pesos and U.S. dollars, respectively.

[2] Adjusted EBIDTA expenses rather than capitalizes handset subsidies and excludes non-operational transactions, such as fiber-optic and tower sales.

For the year, adjusted EBITDA margin increased to 26% from 19% in 2000. In the fourth quarter of 2001, adjusted EBITDA margin increased to 26% from 13% in the same quarter of last year.

Mr. Peter H. Burrowes, President and Director General of Iusacell stated: "During the second half of 2001 we implemented many measures we deemed necessary to improve profitability and sales control, such as stricter activation policies and procedures, enhanced systems, reengineered commission policies and retention programs targeted at high-value subscribers, all reinforced by steps aimed at minimizing the number of inactive users in the customer base. We also further expanded distribution and tightened cost controls. We believe we have now positioned Iusacell for sustainable, profitable growth."

Operating Performance

Iusacell's total subscriber base increased 10% in the fourth quarter of 2001 over the same period of 2000, reaching nearly 1.9 million customers. Included in this increase were approximately 100,000 subscribers added as a result of Iusacell's fourth quarter acquisition of Grupo Portatel, S.A. de C.V. (Portatel), the wireless carrier operating in the southeastern region of Mexico (Region 8) and approximately 14,000 net subscriber additions in Region 8 during the fourth quarter of 2001. Excluding the effect of Portatel, Iusacell posted 4% year over year subscriber growth. The year over year growth rate was negatively impacted by high postpaid and prepaid churn and the Mexican economic slowdown. The postpaid subscriber base was also negatively affected by the migration from postpaid plans to prepaid options as a result of the economic slowdown, resulting in a 12% decline during the course of 2001. The Company does not expect this trend to continue since it has implemented several initiatives to add new and retain existing postpaid customers.

Compared to third quarter 2001 and excluding the impact of the Portatel acquisition, Iusacell's fourth quarter net subscriber additions benefited from a 50 basis points reduction in the blended churn rate from 4.4% to 3.9%. The Company is beginning to see the benefits of the implementation of stricter credit and activation policies and other churn prevention programs.

To further combat postpaid churn, the Company also implemented a preferred customer retention program targeted at high-value, post-paid customers in the fourth quarter. The program is designed to improve customer loyalty by offering dedicated phone lines and customer care representatives, as well as special volume-driven incentives to this important segment. Iusacell is currently designing similar programs for its high-value, prepaid customers and expects to implement these programs during the first quarter of 2002.

To better leverage the capabilities and efficiencies of our CDMA network and extend the benefits of digital cellular to the high-usage prepaid customers, the Company's marketing plans encourage the cost-effective migration of targeted analog prepaid subscribers to digital service. This initiative continues to be one of the key focus areas for the Company. As of December 31, 2001, Iusacell had approximately 512,000 digital prepaid subscribers, representing 36% of its total prepaid customer base and almost a four-fold increase over year end 2000. Practically 100% of the postpaid customer base enjoys digital service.

In line with the strategy to significantly increase the availability of prepaid cards, Iusacell continued to aggressively expand its distribution channels during the fourth quarter. As of December 31, 2001, Iusacell's products and services were available at approximately 46,000 points of sale, a 119% increase over the approximately 21,000 points of sale at year end 2000.

Evidencing Iusacell's commitment to innovation and its focus on differentiation, the Company launched its "off-peak pricing" rate plan for postpaid and prepaid subscribers in December 2001. For the first time in Mexico, wireless customers were offered a discounted per minute tariff during nights and weekends. The new product should generate added traffic in less busy periods. Our competitors soon followed our lead.

The Company registered $1,456 million in total revenues in the fourth quarter of 2002, a 3% decline from the same period of 2000. The year over year decline is primarily attributable to a combination of higher postpaid churn and a reduction in postpaid sales.

Depreciation and amortization expenses decreased 9% in the fourth quarter of 2001 compared to the fourth quarter of 2000. The decrease was primarily driven by lower handset amortization expense resulting from more cost-effective handset purchases, a market-driven handset mix weighted toward cheaper handsets and lower handset sales as well as the second quarter 2001 change in depreciation policy which extended the useful life of certain digital communications equipment to 10 years.

Sales and advertising expenses in the fourth quarter of 2001 totaled $410 million. As a percentage of total revenues, sales and advertising expenses increased to 28% from the 25% reported during the fourth quarter of 2000 due to higher seasonal and prepaid market advertising expenses as well as expenses relating to the consolidation of Region 8. General and administrative expenses in the fourth quarter of 2001 totaled $146 million. As a percentage of total revenues, general and administrative expenses increased to 10% from the 9% recorded in the same period of 2000. The increase in expense is mainly due to the three-month consolidation of Region 8.

Postpaid subscriber direct cash acquisition costs for the fourth quarter of 2001 decreased to US$270 per postpaid subscriber from the US$344 incurred during same period in 2000, primarily due to lower handset costs and lower net commissions paid to distributors as a result of the churn-related charge-back initiative.

The Company reported an integral financing gain of $88 million in the quarter compared to a $204 million integral financing cost in the fourth quarter of 2000. This change was mainly attributable to a stronger peso during the fourth quarter of 2001 that resulted in a foreign exchange gain of $219 million versus the $115 million foreign exchange loss recorded in the fourth quarter of 2000. Also contributing to the integral financing gain was $29 million of lower net interest expense in the fourth quarter of 2001 as compared to the same period of 2000, due to lower interest rates on our LIBOR-based variable rate debt. Partially offsetting the exchange gains and lower interest expense were reduced monetary correction gains, resulting from the period's lower inflation.

The lower operating losses together with the integral financing gains generated a net loss of $74 million in the fourth quarter of 2001, an 85% improvement compared to the $489 million net loss incurred during the same period of 2000. Excluding the tower-related benefits, Iusacell would have reported a net loss of $108 million.

Russell A. Olson, Iusacell's Chief Financial Officer, stated: "During the fourth quarter, management continued to focus on profitable growth, by controlling capital expenditures, and cash management."

Financial Condition

Liquidity. During the fourth quarter of 2001, the Company funded its operations, capital expenditures, handset purchases and interest payments principally with internally generated cash flow, vendor financing and a portion of the proceeds from the November 2001 US$100 million rights offering. On December 31, 2001, the Company's operating cash balance was US$45 million. Iusacell also has US$48 million in escrow to cover interest payments through December 2002 on its 14.25% Senior Notes due 2006.

Capital Expenditures. Iusacell invested US$68 million in its cellular and PCS regions during the fourth quarter of 2001 to increase capacity, expand coverage and improve quality. During 2001 the Company invested a total of US$21 million in its Regions 1 and 4 PCS operations and US$3 million in Region 8. Total 2001 capital expenditures were US$214 million, slightly lower than the US$ 217 million incurred in year 2000 and significantly lower than the US$240 million budgeted for 2001. The Company expects 2002 capital expenditures to be less than US$250 million, including no more than US$150 million for its core cellular business in central Mexico.

Debt. As of December 31, 2001, debt, including trade notes payable and notes payable to related parties, totaled US$829 million. All of the Company's debt is U.S. dollar-denominated, with an average maturity of 3.8 years. As of December 31, 2001, Iusacell's debt-to-capital ratio was 51.9%, versus 54.8% on December 31, 2000.

Hedging. On October 4, 2001, the Company closed an additional US$50 million in forward-rate contracts to end the year with approximately US$201 million in total hedge coverage. These hedges cover the principal and interest payments related to the Company's 10% US$150 million Senior Notes due 2004 and interest payments on other short-term debt.

Other Developments

Rights Offering. On November 6, 2001, the Company completed a rights offering to holders of its outstanding Series A and V shares and Series V American Depositary Shares (ADSs) for the aggregate amount of US$100 million. The Company's two major shareholders, Verizon Communications Inc. (NYSE: VZ) and Vodafone Group Plc (NYSE: VOD), subscribed for approximately US$81 million of the offering. In the United States and Mexico, public shareholders subscribed to approximately US$15 and US$4 million of the offering, respectively.

US$56 million of the proceeds from this offering were used to finance Iusacell's fourth quarter acquisition of Region 8.

National Coverage Expansion. On October 19, 2001 the Company acquired 78% of Portatel and began consolidation of its results into Grupo Iusacell Celular, S.A. de C.V., Iusacell's operating company. In February 2002, the Company closed the acquisition of the remaining 22% equity of Portatel. Network optimization initiatives implemented by Iusacell since October have improved Portatel quality measures by up to six-fold. Please see the Region 8 fourth quarter 2001 financial and operating highlights table included at the end of this press release.

In December 2001, the Company launched commercial PCS services in the cities of Tijuana in Region 1 and Monterrey in Region 4. The Company intends to continue deploying commercial services in the major cities of those two regions during 2002.

Mr. Peter H. Burrowes, President and Director General of Iusacell stated: "With the acquisition of Region 8 in southern Mexico and the recent launch of PCS services in Regions 1 and 4 in northern Mexico, Iusacell has made significant progress towards its goal of achieving national operating coverage. The new management team is committed to offering integral and competitive services to our customers on a nationwide basis."

Regulatory Affairs. On December 31, 2001, the Mexican Congress approved a Tax Law reform that assesses an additional 10% excise tax on certain wireless telecommunications services. The Company will be filing an injunction action ("amparo") to challenge the Mexican government's implementation of the tax. According to local media reports and government statements, several other members of the industry have either initiated similar proceedings or are in the process to doing so.

In another matter, Telmex, Alestra and Avantel reached an agreement in principle during the fourth quarter to reduce the long distance interconnection rate from US$0.0125 per minute to US$0.00975 per minute. Iusacell is currently in negotiations with Telmex to obtain similar terms for both its long distance business and its local cellular interconnection rate.

Iusacell filed a formal complaint before the Mexican Ministry of Communications and Transport (SCT) for not imposing sanctions recommended by COFETEL, the regulatory agency, against the dominant wireless provider for not complying with the new National Dialing Plan that went into effect on November 17, 2001. The National Dialing Plan consists, among other things, of 13 digit dialing for local calls placed to cellular phones, use of the "01" long distance prefix when calling national long distance from a cellular and use of the local city prefix when calling a local line even if you are in that city. Not complying with the new regulations (and enabling dialing with fewer digits) provides our competitor with a clear advantage over all other operators in voice, national long distance and data products.

Tower Sales. During the fourth quarter of 2001, the Company sold and leased back 26 additional non-strategic towers to the Mexican subsidiary of American Tower Corporation (MATC) for approximately $34 million in net book gains. Through December 31, 2001, the Company had sold and leased back a total of 244 non-strategic cellular towers to MATC.

Full Year 2001 Overview:

- **New management team in place.**
- **Net 2001 customer additions were 174,000, including Portatel subscribers, a 10% increase over the year-end 2000 customer base.**
- **Revenues increased to $6.2 billion in 2001 from $5.7 billion in 2000, a 9% increase in peso terms and 20% in dollar terms.**
- **EBITDA improved to $2.6 billion in 2001 from $2.0 billion in 2000 and adjusted EBITDA increased to $1.6 billion in 2001 from $1.1 billion in 2000.**
- **EBITDA margin for the year was 35%, excluding gains from sales of cellular towers and dark fiber optic cable, unchanged from 2000; adjusted EBITDA margin increased from 19% in 2000 to 26% in 2001.**
- **Integral financing cost decreased from $548 million in 2000 to $324 million in 2001, mainly due to lower net interest expense and a foreign exchange gain versus a foreign exchange loss in 2000, partially offset by a lower monetary position gain in 2001.**

Operating Highlights

Millions of Pesos as of December 31, 2001	Fourth Quarter			Full Year		
	2001	2000	% Change	2001	2000	% Change
Revenues	$1,456	$1,499	-3	$6,241	$5,730	9
Gross Profit	1,000	975	3	4,331	3,910	11
EBITDA	477	477	-	2,562	1,986	29
EBITDA Margin	33%	32%	-	41%	35%	-
Operating Loss	(145)	(205)	29	(57)	(423)	87
Net Loss	($74)	($489)	85	($500)	($1,123)	55
Cellular Subscriber Base	1,855,166	1,681,219	10	1,855,166	1,681,219	10
Gross Cellular Additions	268,280	329,777	-19	1,051,089	1,092,895	-4
Net Cellular Additions	158,548	142,757	11	173,947	358,421	-51
Number of Employees EOP	1,940	1,993	-3	1,940	1,993	-3
Avg. Monthly Churn	3.9%	4.0%	-	3.9%	3.5%	-

All numbers are for the period indicated, except cellular subscriber base data which is period end data. All numbers include consolidation of Region 8. Net Cellular Additions for the fourth quarter and year 2001 include subscribers added as a result of the fourth quarter 2001 acquisition of Region 8.

ARPUs in pesos as of December 31, 2001	Fourth Quarter			Full Year		
	2001	2000	% Change	2001	2000	% Change
Avg. Monthly MOU per Subscriber*	134	108	24	117	94	24
Contract	253	247	2	250	246	2
Prepay	55	39	41	45	32	41
Monthly ARPU*	406	339	20	370	322	15
Contract	783	772	1	798	818	-2
Prepay	170	126	35	146	100	46
Avg. Monthly MOU per Subscriber**	80	89	-10	84	78	8
Monthly ARPU**	241	278	-13	267	267	-

**Without Incoming Calls Only subscribers. 2001 data applies the new utilization period methodology to third and fourth quarter information. 2000 data applies the old utilization period methodology exclusively.*
***Total subscriber base, including Incoming Calls Only subscribers*

Integral Financing Gain (Cost)

Millions of pesos as of December 31, 2001	Fourth Quarter			Full Year		
	2001	2000	% Change	2001	2000	% Change
Net Interest Expense	(210)	(239)	12	(809)	(982)	18
Exchange Gain (Loss)	219	(115)	-	218	(17)	
Monetary Correction Gain	79	150	-47	267	451	-41
Total Integral Financing Gain (Cost)	88	(204)	-	(324)	(548)	41

Revenue Breakdown

Revenues by type of service and the period-to-period comparisons expressed in millions of pesos as of December 31, 2001 are as follows

	Fourth Quarter				**Year-end**			
	2001	*% of Total*	*2000*	*% of Total*	*2001*	*% of Total*	*2000*	*% of Total*
Monthly Fee	400	*28*	406	*27*	1,743	*28*	1,711	*30*
Airtime Consumption	684	*47*	737	*49*	2,841	*46*	2,533	*44*
Long Distance	163	*11*	129	*9*	649	*10*	532	*9*
Value-added Services plus roaming	93	*6*	108	*7*	401	*6*	425	*8*
Total Service Revenues	1,340	*92*	1,380	*92*	5,634	*90*	5,201	*91*
Equipment Sales & Other	116	*8*	119	*8*	607	*10*	529	*9*
Total Revenues	1,456	*100*	1,499	*100*	6,241	*100*	5,730	*100*

PORTATEL CONSOLIDATED HIGHLIGHTS
FOURTH QUARTER 2001
(Figures in thousands of constant December 31, 2001 Pesos)

	Fourth Quarter	
	2001	% of Total
Total Revenues	82,431	100%
Total Costs	44,136	54%
Gross Margin	38,295	46%
Sales & Advertising expenses	24,869	30 %
General & administrative	6,161	7%
EBITDA	7,265	9%

****

Grupo Iusacell, S.A. de C.V. (Iusacell, NYSE: CEL; BMV: CEL) is a wireless cellular and PCS service provider in seven of Mexico's nine regions, including Mexico City, Guadalajara, Monterrey, Tijuana, Acapulco, Puebla, León and Mérida. Our total service regions encompass a total of approximately 90 million POPs, representing approximately 90% of the country's total population. Iusacell is under the management and operating control of subsidiaries of Verizon Communications Inc. (NYSE: VZ).

Note: *This press release contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Listed below are some important factors which could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: materially adverse changes in the business environment in Mexico, such as the change in value of the peso, the imposition of exchange controls, inflation levels above those in the U.S. and economic downturns; our ability to develop new technologies and hire and retain qualified personnel; our ability to obtain debt or equity financing necessary to pursue business opportunities; and our ability to adapt to rapid technological change and significant competition.*

This press release is incorporated by reference into our Registration Statement on Form F-3 filed with the Securities and Exchange Commission on March 22, 2000.

Macroeconomic information used in the preparation of this report considered a 4.4% inflation rate for the twelve months ended December 31, 2001 and peso-dollar exchange rates of $9.17 and $9.61 at the close of business of December 31, 2001 and 2000, respectively.

For any additional information please check our web site at http://www.iusacell.com.mx

Attached are the Consolidated Income Statements of each of Grupo Iusacell, S.A. de C.V. and Grupo Iusacell Celular, S.A. de C.V. for the three and twelve month periods ended December 31, 2001 and 2000, and the Consolidated Balance Sheet of Grupo Iusacell, S.A. de C.V. and Grupo Iusacell Celular, S.A. de C.V. at December 31, 2001 and 2000. The financial statements of Grupo Iusacel Celular, S.A. de C.V. exclude the impact on results and financial position of the US$350 million in 14.25% Senior Notes due 2006, certain microwave equipment and related purchase money indebtedness and the PCS business.

GRUPO IUSACELL CONSOLIDATED BALANCE SHEET

COMPARISON OF FOURTH QUARTER 2001 WITH FOURTH QUARTER 2000
(figures in thousands of constant December 31, 2001 Pesos)

	4Q00		4Q01		Growth 4Q01 / 4Q00
ASSETS					
Current Assets					
Cash and marketable securities	1,143,461	7%	855,292	5%	-25.2%
Accounts receivable, net	637,101	4%	595,286	4%	-6.6%
Related parties	5,788	0%	169	0%	-97.1%
Recoverable taxes and other	580,646	4%	502,309	3%	-13.5%
Inventories	249,388	2%	253,689	2%	1.7%
TOTAL CURRENT ASSETS	**2,616,384**	**16%**	**2,206,745**	**13%**	**-15.7%**
Property and equipment, net	8,550,620	52%	9,469,044	57%	10.7%
Excess of cost of investments in subsidiaries over book value, net	2,122,022	13%	2,454,614	15%	15.7%
Other assets	3,185,751	19%	2,347,814	14%	-26.3%
TOTAL ASSETS	**16,474,777**	**100%**	**16,478,217**	**100%**	**0.0%**
LIABILITIES AND SHAREHOLDERS´EQUITY					
Current Liabilities					
Accrued liabilities	1,130,818	7%	934,997	6%	-17.3%
Related parties	155,134	1%	131,604	1%	-15.2%
Accounts payable	546,858	3%	804,196	5%	47.1%
Short-term debt	1,464,450	9%	220,225	1%	-85.0%
TOTAL CURRENT LIABILITIES	**3,297,260**	**20%**	**2,091,022**	**13%**	**-36.6%**
Non-current liabilities	6,546,618	40%	7,324,762	44%	11.9%
TOTAL LIABILITIES	**9,843,878**	**60%**	**9,415,784**	**57%**	**-4.3%**
Minority interest	25,442	0%	24,611	0%	-3.3%
Shareholders' Equity					
Capital stock	5,822,194	35%	6,754,549	41%	16.0%
Legal reserve	18,983	0%	18,983	0%	0.0%
Capital contributions	1,329,196	8%	1,329,196	8%	0.0%
Net income (loss)	-1,122,512	-7%	-499,989	-3%	-55.5%
Accumulated earnings from prior years	360,685	2%	-761,827	-5%	-311.2%
Excess from restatement of shareholders' equity	196,911	1%	196,911	1%	0.0%
TOTAL SHAREHOLDERS´ EQUITY	**6,605,457**	**40%**	**7,037,823**	**43%**	**6.5%**
TOTAL LIABILITIES AND SHAREHOLDERS´S EQUITY	**16,474,777**	**100%**	**16,478,217**	**100%**	**0.0%**

GRUPO IUSACELL CONSOLIDATED INCOME STATEMENT
COMPARISON OF FOURTH QUARTER 2001 WITH FOURTH QUARTER 2000
(figures in thousands of constant December 31, 2001 Pesos)

	4Q00		4Q01		Growth 4Q01 / 4Q00
REVENUE					
Service	1,380,136	92.1%	1,339,977	92.0%	-2.9%
Equipment sales and other	119,180	7.9%	116,367	8.0%	-2.4%
TOTAL REVENUE	**1,499,316**	**100.0%**	**1,456,344**	**100.0%**	**-2.9%**
Cost of services	414,835	27.7%	319,506	21.9%	-23.0%
Other costs	109,854	7.3%	136,791	9.4%	24.5%
TOTAL COSTS	**524,689**	**35.0%**	**456,297**	**31.3%**	**-13.0%**
GROSS MARGIN	**974,627**	**65.0%**	**1,000,047**	**68.7%**	**2.6%**
Depreciation and amortization	682,305	45.5%	621,698	42.7%	-8.9%
Sales & Advertising expenses	369,686	24.7%	410,417	28.1%	11.0%
General and administrative expenses	127,815	8.5%	146,330	10.0%	14.5%
Other income		0.0%	-33,844	-2.3%	100.0%
TOTAL OPERATING EXPENSES	**1,179,806**	**78.7%**	**1,144,600**	**78.6%**	**-3.0%**
OPERATING LOSS	**-205,179**	**-13.7%**	**-144,553**	**-9.9%**	**29.5%**
Interest expense, net	238,964	15.9%	209,776	14.4%	12.2%
Foreign exchange loss (gain)	115,393	7.7%	-218,581	-15.0%	-
Monetary correction	-150,014	-10.0%	-79,541	-5.5%	47.0%
INTEGRAL FINANCING COST (GAIN)	**204,343**	**13.6%**	**-88,346**	**-6.1%**	-
LOSS BEFORE TAXES AND STATUTORY PROFIT SHARING COST	**-409,522**	**-27.3%**	**-56,207**	**-3.9%**	**86.3%**
Part Loss Subsidiaries	22,052	1.5%	-507	0.0%	-
Taxes	67,755	4.5%	27,005	1.9%	-60.1%
Results of discontinued operations	-8,865	-0.6%	0	0.0%	-100.0%
NET LOSS BEFORE MINORITY INTEREST	**-490,464**	**-32.7%**	**-82,705**	**-5.7%**	**83.1%**
Minority interest	-1,505	-0.1%	-8,416	-0.6%	-459.2%
NET LOSS	**-488,959**	**-32.6%**	**-74,289**	**-5.1%**	**84.8%**
EBIT as % of sales	**-13.7%**		**-9.9%**		
EBITDA as % of sales	**31.8%**		**32.8%**		
EBITDA	**477,126**		**477,145**		**0.0%**

GRUPO IUSACELL CONSOLIDATED INCOME STATEMENT
COMPARISON OF TWELVE MONTHS 2001 WITH TWELVE MONTHS 2000
(figures in thousands of constant December 31, 2001 Pesos)

	12M00		12M01		Growth 12M01 / 12M00
REVENUE					
Services	5,200,998	90.8%	5,634,306	90.3%	8.3%
Equipment sales and other	528,713	9.2%	607,131	9.7%	14.8%
TOTAL REVENUE	**5,729,711**	**100.0%**	**6,241,437**	**100.0%**	**8.9%**
Cost of services	1,464,120	25.6%	1,532,366	24.6%	4.7%
Other costs	355,996	6.2%	378,093	6.1%	6.2%
TOTAL COSTS	**1,820,116**	**31.8%**	**1,910,459**	**30.6%**	**5.0%**
GROSS MARGIN	**3,909,595**	**68.2%**	**4,330,978**	**69.4%**	**10.8%**
Depreciation and amortization	2,408,977	42.0%	2,619,225	42.0%	8.7%
Sales & advertising expenses	1,409,969	24.6%	1,497,192	24.0%	6.2%
General and administrative expenses	513,966	9.0%	579,506	9.5%	12.8%
Other income		0.0%	-307,886	-4.9%	100.0%
TOTAL OPERATING EXPENSES	**4,332,912**	**75.6%**	**4,388,037**	**70.3%**	**1.3%**
OPERATING LOSS	**-423,317**	**-7.4%**	**-57,059**	**-0.9%**	**86.5%**
Interest expense, net	982,462	17.1%	808,678	13.0%	17.7%
Foreign exchange loss (gain)	16,783	0.3%	-218,315	-3.5%	-
Monetary correction	-450,706	-7.9%	-266,625	-4.3%	40.8%
INTEGRAL FINANCING COST	**548,539**	**9.6%**	**323,738**	**5.2%**	**41.0%**
LOSS BEFORE TAXES AND STATUTORY PROFIT SHARING COST	-971,856	**-17.0%**	-380,797	-6.1%	**60.8%**
Part Loss Subsidiaries	19,647	0.3%	-6,518	-0.1%	-
Taxes	156,335	2.7%	146,404	2.3%	-6.4%
Results of discontinued operations	-8,865	-0.2%	0	0.0%	100.0%
NET LOSS BEFORE MINORITY INTEREST	-1,138,973	-19.9%	-520,683	-8.3%	**54.3%**
Minority interest	**-16,461**	**-0.3%**	**-20,694**	**-0.3%**	-25.7%
NET LOSS	**-1,122,512**	**-19.6%**	**-499,989**	**-8.0%**	**55.5%**
EBIT as % of sales	**-7.4%**		**-0.9%**		
EBITDA as % of sales	**34.7%**		**41.1%**		
EBITDA	**1,985,660**		**2,562,166**		29.0%

GRUPO IUSACELL CELULAR CONSOLIDATED BALANCE SHEET

COMPARISON OF FOURTH QUARTER 2001 WITH FOURTH QUARTER 2000

(figures in thousands of constant December 31, 2001 Pesos)

	4Q00		4Q01		Growth 4Q01 / 4Q00
ASSETS					
Current Assets					
Cash and marketable securities	292,354	2%	119,544	1%	-59.1%
Accounts receivable, net	637,101	5%	595,286	4%	-6.6%
Related parties	67,411	0%	12,352	0%	-81.7%
Recoverable taxes and other	514,189	4%	384,591	3%	-25.2%
Inventories	249,388	2%	239,770	2%	-3.9%
TOTAL CURRENT ASSETS	**1,760,443**	**13%**	**1,351,543**	**10%**	**-23.2%**
Property and equipment, net	8,256,859	60%	8,860,266	64%	7.3%
Excess of cost of investments in subsidiaries over book value, net	1,921,511	14%	2,264,561	16%	17.9%
Other assets	1,889,619	14%	1,365,251	10%	-27.7%
TOTAL ASSETS	**13,828,432**	**100%**	**13,841,621**	**100%**	**0.1%**
LIABILITIES AND SHAREHOLDERS'EQUITY					
Current Liabilities					
Accrued liabilities	1,026,705	7%	837,612	6%	-18.4%
Related parties	172,191	1%	69,592	1%	-59.6%
Accounts payable	493,735	4%	589,944	4%	19.5%
Short-term debt	1,464,450	11%	193,535	1%	-86.8%
TOTAL CURRENT LIABILITIES	**3,157,081**	**23%**	**1,690,683**	**12%**	**-46.4%**
Non-current liabilities	2,854,219	21%	3,865,784	28%	35.4%
TOTAL LIABILITIES	**6,011,300**	**43%**	**5,556,467**	**40%**	**-7.6%**
Minority interest	25,442	0%	24,611	0%	-3.3%
Shareholders' Equity					
Capital stock	14,172,571	102%	14,839,125	107%	4.7%
Legal reserve	26,827	0%	26,827	0%	0.0%
Capital contributions	92,831	1%	92,831	1%	0.0%
Net income (loss)	-672,420	-5%	-197,701	-1%	-70.6%
Accumulated earnings from prior years	-5,163,373	-37%	-5,835,793	-42%	13.0%
Excess from restatement of shareholders' equity	-664,746	-5%	-664,746	-5%	0.0%
TOTAL SHAREHOLDERS' EQUITY	**7,791,690**	**56%**	**8,260,543**	**60%**	**6.0%**
TOTAL LIABILITIES AND SHAREHOLDERS'S EQUITY	**13,828,432**	**100%**	**13,841,621**	**100%**	**0.1%**

GRUPO IUSACELL CELULAR CONSOLIDATED INCOME STATEMENT
COMPARISON OF FOURTH QUARTER 2001 WITH FOURTH QUARTER 2000
(figures in thousands of constant December 31, 2001 Pesos)

	4Q00		4Q01		Growth 4Q01 / 4Q00
REVENUE					
Service	1,380,136	92.1%	1,339,977	92.0%	-2.9%
Equipment sales and other	119,180	7.9%	116,367	8.0%	-2.4%
TOTAL REVENUE	**1,499,316**	**100.0%**	**1,456,344**	**100.0%**	**-2.9%**
Cost of services	414,835	27.7%	301,966	20.7%	-27.2%
Other costs	109,854	7.3%	136,791	9.4%	24.5%
TOTAL COSTS	**524,689**	**35.0%**	**438,757**	**30.1%**	**-16.4%**
GROSS MARGIN	**974,627**	**65.0%**	**1,017,587**	**69.9%**	**4.4%**
Depreciation and amortization	670,544	44.7%	608,694	41.8%	-9.2%
Sales & Advertising expenses	369,686	24.7%	413,192	28.4%	11.8%
General and administrative expenses	125,330	8.4%	142,269	9.8%	13.5%
Otros ingresos	0		-33,841	-2.3%	100.0%
TOTAL OPERATING EXPENSES	**1,165,560**	**77.7%**	**1,130,314**	**77.6%**	**-3.0%**
OPERATING LOSS	**-190,933**	**-12.7%**	**-112,727**	**-7.7%**	**41.0%**
Interest expense, net	123,220	8.2%	92,003	6.3%	25.3%
Foreign exchange loss (gain)	79,396	5.3%	-113,381	-7.8%	-
Monetary correction	-128,920	-8.6%	-48,573	-3.3%	62.3%
INTEGRAL FINANCING COST (GAIN)	**73,696**	**4.9%**	**-69,951**	**-4.8%**	**-**
LOSS BEFORE TAXES AND STATUTORY PROFIT SHARING COST	**-264,629**	**-17.6%**	**-42,776**	**-2.9%**	**83.8%**
Part (Income) loss Subsidiaries	-73	0.0%	-507	0.0%	-594.5%
Taxes	67,755	4.5%	27,005	1.9%	-60.1%
Results of discontinued operations	-8,865	-0.6%	0	0.0%	100.0%
NET LOSS BEFORE MINORITY INTEREST	**-323,446**	**-21.6%**	**-69,274**	**-4.8%**	**78.6%**
Minority interest	-1,505	-0.1%	-8,416	-0.6%	459.2%
NET LOSS	**-321,941**	**-21.5%**	**-60,858**	**-4.2%**	**81.1%**
EBIT as % of sales	**-12.7%**		**-7.7%**		
EBITDA as % of sales	**32.0%**		**34.1%**		
EBITDA	**479,611**		**495,967**		3.4%

GRUPO IUSACELL CELULAR CONSOLIDATED INCOME STATEMENT
COMPARISON OF TWELVE MONTHS 2001 WITH TWELVE MONTHS 2000
(figures in thousands of constant December 31, 2001 Pesos)

	12M00		12M01		Growth 12M01 / 12M00
REVENUE					
Services	5,200,998	90.8%	5,634,306	90.3%	8.3%
Equipment sales and other	528,713	9.2%	607,131	9.7%	14.8%
TOTAL REVENUE	**5,729,711**	**100.0%**	**6,241,437**	**100.0%**	**8.9%**
Cost of services	1,464,120	25.6%	1,476,595	23.7%	0.9%
Other costs	355,996	6.2%	378,093	6.1%	6.2%
TOTAL COSTS	**1,820,116**	**31.8%**	**1,854,688**	**29.7%**	**1.9%**
GROSS MARGIN	**3,909,595**	**68.2%**	**4,386,749**	**70.3%**	**12.2%**
Depreciation and amortization	2,380,960	41.6%	2,568,688	41.2%	7.9%
Sales & advertising expenses	1,409,969	24.6%	1,503,222	24.1%	6.6%
General and administrative expenses	507,581	8.9%	566,866	9.1%	11.7%
Other income	0	0.0%	-307,886	-4.9%	100.0%
TOTAL OPERATING EXPENSES	**4,298,510**	**75.0%**	**4,330,890**	**69.4%**	**0.8%**
OPERATING PROFIT (LOSS)	**-388,915**	**-6.8%**	**55,859**	**0.9%**	**-**
Interest expense, net	509,791	8.9%	388,710	6.2%	23.8%
Foreign exchange loss (gain)	19,566	0.3%	-89,314	-1.4%	-556.5%
Monetary correction	-374,383	-6.5%	-165,028	-2.6%	55.9%
INTEGRAL FINANCING COST	**154,974**	**2.7%**	**134,368**	**2.2%**	**-13.3%**
LOSS BEFORE TAXES AND STATUTORY PROFIT SHARING COST	-543,889	**-9.5%**	-78,509	-1.3%	**85.6%**
Part (Income) loss Subsidiaries	-2,478	0.0%	-6,518	-0.1%	-163.0%
Taxes	156,335	2.7%	146,404	2.3%	-6.4%
Results of discontinued operations	-8,865	-0.2%	0	0.0%	100.0%
NET LOSS BEFORE MINORITY INTEREST	-688,881	-12.0%	-218,395	-3.5%	**68.3%**
Minority interest	-16,461	**-0.3%**	-20,694	**-0.3%**	25.7%
NET LOSS	**-672,420**	**-11.7%**	**-197,701**	**-3.2%**	**70.6%**
EBIT as % of sales	**-6.8%**		**0.9%**		
EBITDA as % of sales	**34.8%**		**42.1%**		
EBITDA	**1,992,045**		**2,624,547**		31.8%